Securities and Exchange Commission
Trading and Markets

APR 2 2 2021

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UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEON CAPITAL INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1715 ROUTE 35 NORTH
(No. and Street)

MIDDLETOWN (City) NEW JERSEY (State) 07748 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Brandt 845 269 2803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL T. REMUS
(Name – *if individual, state last, first, middle name*)

P.O. BOX 2555 (Address) HAMILTON SQUARE (City) NJ (State) 08690 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vincent M. Bruno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEON CAPITAL INC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VINCENT THOMAS
NOTARY PUBLIC, NEW JERSEY
MONMOUTH COUNTY, COMM# 2307172
COMMISSION EXPIRES ON OCTOBER 29, 2023

Signature

CEO Vincent M. Bruno

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Stockholder
Aeon Capital, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Aeon Capital, Inc. as of December 31, 2020, and the related statements of operations, changes in stockholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Aeon Capital, Inc. as of December 31, 2020 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Aeon Capital, Inc.'s management. My responsibility is to express an opinion on Aeon Capital, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Aeon Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Aeon Capital, Inc.'s financial statements.

The supplemental information is the responsibility of Aeon Capital, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Aeon Capital, Inc.'s auditor since 2019.

Michael T. Remus, CPA
Hamilton Square, New Jersey
April 19, 2021

Aeon Capital, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Assets:		
Cash	$	97,534
Due from Clearing Broker		50,111
Advisory fee receivable		38,423
Due from affiliate (Note)		150,000
Securities		2,942
Prepaid expenses		13,632
Other assets (including deposits)		5,862
Total Assets	$	358,504

LIABILITIES AND STOCKHOLDER EQUITY

Liabilities:		
Due to parent	$	18,717
Note payable (Note)		362,500
Accounts payable and accrued expenses		88,363
Total Liabilities		469,580
Commitments and Contingencies *(Note 7)*		
Stockholder Equity:		
Common stock (5,000 shares authorized, 100 shares issued and outstanding).		5,000
Paid-In-Capital		562,300
Accumulated deficit		(678,376)
		(111,076)
Total Liabilities & Stockholder Equity	$	358,504

Note - Refer to Notes 3, 9 and 12

The accompanying notes are an integral part of these financial statements.

AEON CAPITAL, INC.
Notes To Financial Statements
December 31, 2020

1 Organization and Nature of Business

Aeon Capital, Inc. (the Company) is a Wisconsin S Corporation currently offering advisory, finder and commission services. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA and the Securities Investor Protection Corporation - SIPC.

The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2020. Cash is held at a major financial institution and is insured by the Federal Deposit Insurance Corporation.

(d) *Revenue Recognition*

Revenue is recognized in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2020.

(d) Revenue Recognition - continued

Advisory and Finders Fees - The Company advises clients on the placement of securities and financial instruments to accredited investors and organizations. Revenues are earned when the obligations are performed by the Company in financial instruments on which the Company offers distribution.

Commissions - The Company buys and sells financial instruments on behalf of its customers, charging a commission with each buy and/or sell transaction. Commissions and related clearing expenses are recorded on the trade date (i.e. the date that the Company fills the trade order by finding and contracting with the counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company also engages in arrangements where revenue can be recognized at the point in time that performance under the arrangement is completed, however, for certain contracts revenue can be recognized over time, in arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

(e) Income Taxes

The Company, with the consent of its stockholder has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period.

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2020. This determination will always be subject to ongoing evaluation as facts and circumstances may require. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2020.

(f) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value".

3 Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2020, the Company had, after providing for relief provision estimates under the SBA Paycheck Protection Program (PPP), had a net capital deficiency of $(111,151), which was $(126,019) less than its required minimum net capital of $14,868. The Company's aggregate indebtedness to net capital ratio was 2.0064 to 1 at December 31, 2020. Refer to Note 12 on "Subsequent Events"

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption.

4 Leases

The Company conducts a portion of its operations from two separate facilities that are leased for a total of $3,650 per month on a month-to-month basis. One agreement is dated June 15, 2020 and commenced on that date; the other agreement is dated as amended on February 1, 2020. These agreements can be terminated by either party giving one months' calendar written notice. Rent expense for the year ended December 31, 2020 was $72,471.

5 Concentrations and Credit Risk

The Company's revenues are related to the offering advisory, finder and commission services as discussed in Note 2 above. There is no assurance of future revenues from such fees.

Financial instruments that subject the Company to credit risk consist principally of cash. The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2020. As of December 31, 2020 there were no cash balances held in any accounts that were not fully insured.

The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk.

The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers and based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectable accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

6 Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2020 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit (other than as discussed below) at December 31, 2020 or during the year then ended.

From time to time the Company and its stockholders are the subject of litigation, inquires from Regulatory Agencies and arbitration claims. On October 10, 2020 a customer filed an arbitration claim against the Company and its registered representatives seeking damages in the amount of $620,000. All respondents, including the Company have denied all of the material allegations contained in the complaint and each intends to continue its vigorous contest of this claim. While it may be true that an unfavorable outcome, based upon the monetary damages sought could have a material impact on the Company's net capital, counsel does not anticipate the imposition of a monetary award against the Company that will have a material impact on the Company's net capital. Counsel for the parties have engaged in settlement discussions, and management has expressed an interest in settling this matter for a sum far below the damage amount sought in the claim. Nevertheless, based upon the Company's position that it did nothing wrong, no settlement has been reached as of this writing. No provision for any settlement has been included in these financial statements.

The Company was also named as a third party respondent in which certain investors are seeking a return of their investments. The Company has denied any involvement in the matter and counsel believes the Company will not be found liable. No provision for any settlement has been included in these financial statements.

8 Related Party Transactions

The Company maintains an Expense Sharing agreement ("ESA") with Aeon Capital Holdings, LLC ("ACH") whereby rent, facilities-related and administrative expenses incurred by ACH, on behalf of the Company, are reimbursed by the Company. For the year ended December 31, 2020, the Company reimbursed ACH the sum of $11,500 for total expenses of $24,721 consisting primarily of occupancy and professional services, which are included as a component of related party expenses on the accompanying Statement of Income.

Throughout 2020, the Company participated in fee sharing advisory transactions with other entities within the Aeon family of operating companies, all controlled by Demetrios Mallios, Owner of the Company. In 2020, $38,807 in revenues were recorded at the Company attributable to such transactions.

Aeon Capital Markets, LLC ("Ultimate Parent") is the holding company of the Company but does not maintain any ongoing operating relationship with the Company.

9 Note Payable

On May 19, 2020, the Company executed a promissory note with the U.S. Small Business Administration in the amount of $150,000 pursuant to Section 7(b) of the Small Business Act. The note bears interest at the rate of 3.75% per year and is payable in monthly installments including principal and interest of $731 beginning May 2021. The Note will mature in May 2050 at which time the remaining unpaid principal and interest shall be due in full. This note is secured by the assets of the Company pursuant to the terms of the note.

See also "Note 13 COVID 19" for discussion of the Paycheck Protection Program (PPP) loan received by the Company.

10 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2020 the Company had implemented such policies and procedures.

11 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

12 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of April 18, 2021 which is the date the financial statements are available to be issued. Based on this evaluation, the Company has determined the following: In May 2020, a $150,000 SBA loan deposit was transferred to an affiliated Aeon entity. When determined corrective measures were undertaken and on March 31, 2021 a special reserve bank account was established for the exclusive deposit of returned funds.

On January 19, 2021 the CEO resigned and the existing Chief Compliance officer assumed the duties of CEO.

No other subsequent events have occurred which require disclosure in or adjustment to the financial statements.

13 COVID 19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

In May 2020, the Company received a loan of $212.500, which is guaranteed by the U.S. Small Business Administration (SBA) under the Paycheck Protection Program (PPP). This loan is forgivable when the Company expends the funds for allowable expenses as defined by the PPP. Management believes that the majority of the forgivable portion of this loan will be forgiven in the year ending December 31, 2021, at which time, it will be recognized as a gain on the extinguishment of debt in the statement of operations. The remaining balance (if any) will be due over a two-year period in accordance with the terms of the PPP.